UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of March 2021

Commission File Number: 001-35135

Sequans Communications S.A.
(Translation of Registrant’s name into English)

15-55 boulevard Charles de Gaulle
92700 Colombes, France
Telephone : +33 1 70 72 16 00
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No☑
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No☑
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes ☐ No☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

EXPLANATORY NOTE

Sequans Communications S.A. (the “Company”) is a foreign private issuer, and therefore its officers and directors are not required to report insider transactions on Form 3s and Form 4s under Section 16 of the Securities Exchange Act of 1934. However, to provide greater transparency to the market, the Board of Directors of the Company have determined to voluntarily report insider transactions in a Form 6-K. Such reporting will be done on a monthly basis for all officer and director transactions during the previous month.

On February 12, 2021, Mr. Nikhil Taluja, Executive Vice President Worldwide Sales of the Company, sold 9,999 of the Company’s American Depositary Shares (“ADSs”) on the open market at a weighted average price per ADS of $8.50. Following this transaction, Mr. Taluja beneficially owns 15,308 of the Company’s ADSs. This amount excludes any exercisable stock options or unvested restricted shares.

On February 12, 2021, Ms. Deborah Choate, Chief Financial Officer of the Company, purchased 3,500 shares (the equivalent of 875 ADSs) in a private transaction at the price of $8.22 per ADS. Following this transaction, Ms. Choate beneficially owns 37,200 of the Company’s ADSs. This amount excludes any exercisable stock options or unvested restricted shares.

On February 12, 2021, Mr. Richard Nottenburg, a member of the Company's Board of Directors, sold 25,000 of the Company’s ADSs on the open market at a weighted average price per ADS of $8.30. Following this transaction, Mr. Nottenburg beneficially owns 88,035 of the Company’s ADSs. This amount excludes any exercisable warrants granted to Mr. Nottenburg as a member of the Board of Directors.

Mr. Wes Cummins, a member of the Company's Board of Directors, is the general manager of the investment fund 272 Capital LP. On February 26, 2021, 272 Capital LP purchased 30,000 of the Company’s ADSs on the open market at a price per ADS of $6.54. Following this transaction, Mr. Cummins beneficially owns 480,000 of the Company’s ADSs. This amount excludes any exercisable warrants granted to Mr. Cummins as a member of the Board of Directors.

In connection with a Rule 10b5-1 plan, established in August 2020, Mr. Georges Karam, chairman of the board of directors and chief executive officer, sold 31,400 of the Company’s ADSs on the open market during the month of February 2021 at a weighted average price per ADS of $8.65. Following these transactions, Mr. Karam owns 936,536 of the Company’s ADSs, excluding shares which may result from the exercise of stock options or the vesting of restricted shares.

Under Rule 10b5-1, adopted by the SEC in 2000, stockholders, directors, officers and other insiders who may regularly possess material nonpublic information (MNPI) but who nonetheless wish to buy or sell stock may adopt a written plan to buy or sell stock in the future if the plan is adopted at a time when they are not in possession of MNPI. A 10b5-1 plan typically takes the form of a contract between the insider and his or her broker.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEQUANS COMMUNICATIONS S.A. (Registrant)
Date: March 2, 2021	By:	/s/ Deborah Choate
Deborah Choate
Chief Financial Officer